Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 24, 2015

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959

Dear Ms. Churko:

The purpose of this letter is to respond to additional, verbal comments that you provided to U.S. Bancorp Fund Services, LLC on September 3, 2015 as a follow-up to the verbal comments that you provided on July 14, 2015 regarding the review of the most recent annual report (the “Report”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the date noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Capital Advisors Growth Fund	December 31, 2014	March 9, 2015
C Tactical Dynamic Fund	December 31, 2014	March 9, 2015

In connection with this filing, the Trust hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

(2)
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(3)
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s response to your comment follows below.  For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Report.

Capital Advisors Growth Fund

Staff Comment: The Staff originally noted that Note 5 in the Notes to Financial Statements states “Pursuant to a distribution coordination agreement adopted under the Plan, distribution fees are paid to the Advisor as “Distribution Coordinator”.”  The Staff is requesting further clarification of Capital Advisors’ role as Distribution Coordinator of the Capital Advisors Growth Fund.  Specifically, the Staff is enquiring whether or not Capital Advisors has retained Rule 12b-1 fees as a broker-dealer.

Response:  Under the Trust’s Amended and Restated Share Marketing Plan applicable to the Funds managed by Capital Advisors, Inc., each Fund will pay an annual Rule 12b-1 fee for services in connection with the promotion and distribution of each Fund’s Investor Class and Class A shares, as applicable, and related shareholder servicing.  Capital Advisors, Inc. serves as the Funds’ “Distribution Coordinator”, meaning that the amounts accrued and paid by the Funds is paid first to the Adviser, which in turn makes payments to third party firms for eligible Rule 12b-1 expenses incurred by those firms.  The role is similar to that of a paying agent.  The Capital Advisors Growth Fund (the “Growth Fund”) is the only Fund in the Trust which  designates its investment adviser as a Distribution Coordinator.

The Rule 12b-1 distribution and service fees paid under the Share Marketing Plan are intended to reimburse  the Advisor for the payment to third parties for certain services primarily intended to result in the sale of the Funds’ shares or the servicing of shareholder accounts, including, but not limited to: (1) making payments to agents that provide distribution and shareholder related services and broker-dealers that engage in the distribution of Fund shares; (2) making payments to third parties who provide support services in connection with the distribution of the Funds’ shares and servicing of the Funds’ shareholders; (3) paying third parties for formulating and implementing marketing and promotional activities including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media and advertising; (4) paying third parties for printing and distributing prospectuses, statements of additional information and reports of the Funds to prospective shareholders of the Funds; and (5) paying third parties for preparing, printing and distributing sales literature pertaining to the Funds.  On a quarterly basis, the Adviser furnishes to the Board of Trustees of Advisors Series Trust, a written report of the monies paid to the Adviser under the Plan as well as the monies then subsequently paid by the Adviser to third parties for performing eligible Rule 12b-1 services.

On the statement of operations for the fiscal year ended December 31, 2014, the Growth Fund accrued Rule 12b-1 distribution fees of $92,734.  For the fiscal year ended December 31, 2014, U.S. Bancorp Fund Services, LLC, on behalf of the Growth Fund, made quarterly Rule 12b-1 distribution and service fee payments totaling $19,081 to various broker-dealers of record on transfer agency system accounts.  Of the $92,734 in Rule 12b-1 distribution and service expenses accrued, the remaining $73,653 was paid to the Adviser under the Share Marketing Plan.  For the fiscal year ended December 31, 2014, the Adviser reported to the Board of Trustees that the Adviser had incurred $99,759 of eligible Rule 12b-1 distribution expenses broken out as follows: (1) $13,126 paid to Quasar Distributors, Inc. for monthly distribution services, review of advertising materials, website development and maintenance; (2) $1,504 paid to U.S. Bancorp Fund Services, LLC for monthly fulfillment fees; (3) $31 paid to Dixon/MRD & Co. for fulfillment copies of a semi-annual report; and (4) $85,098 paid to various broker-dealers as trailer commissions, including $3,332 paid to an affiliated broker-dealer, for distribution and servicing expenses.

During the fiscal year ended December 31, 2014, the Adviser’s firm did not retain any Rule 12b-1 fees as a broker-dealer or otherwise.

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If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Cheryl K. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk
Secretary
ADVISORS SERIES TRUST